SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                          BIO-TECHNOLOGY GENERAL CORP.
                 ----------------------------------------------
                 (Exact name of issuer as specified in charter)


                 70 Wood Avenue South, Iselin, New Jersey 08830
                 ----------------------------------------------
                    (Address of principal executive offices)


Issuer's telephone number, including area code (908) 632-8800


                   I. CHANGE IN NUMBER OF WARRANTS OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1. Title of security: Warrants to purchase Common Stock at an exercise price of $5.49 per share (the "L Warrants").

     2. Number of L Warrants outstanding before the change: 6,206,250 (at December 28, 1995)

     3. Number of L Warrants outstanding after the change: 3,536,250

     4. Effective date of change: December 29, 1995

     5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Acquisition by issuer and subsequent cancellation.

     Give brief description of transaction: On December 29, 1995 the issuer received 2,670,000 L Warrants from an entity in consideration for partial satisfaction of amounts owed to the issuer from such entity. The issuer cancelled the purchased L Warrants at that time.


                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change_________________________________________________________

2. Name after change____________________________________________________________

3. Effective date of charter amendment changing name____________________________

4. Effective date of charter amendment changing name____________________________

5. Date of shareholder approval of change, if required__________________________





Date:  March ___, 1996                     -------------------------------------
                                           Sim Fass
                                           President and Chief Executive Officer



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